50 3/16/04

04001668

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VP 3-4-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 27 2004 SEC MR WASH. D.C.

REPORT FOR THE PERIOD BEGINNING: 01/01/03 AND ENDING: 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Turner Investment Distributors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1205 Westlakes Drive, Suite 100
(No. and Street)

Berwyn, PA 19312
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas R. Trala, Jr. 484-329-2319
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street, Suite 4000 Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas R. Trala , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Turner Investment Distributors, Inc, as of December 31 , 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO/FINOP
Title

[signature]
Notary Public

Notarial Seal
Deborah M. Zaborowski, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Sept. 21, 2006
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TURNER INVESTMENT DISTRIBUTORS, INC.

Financial Statements and Supplemental Information

Year ended December 31, 2003 with Report and Supplementary Report of Independent Auditors

Turner Investment Distributors, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors of
Turner Investment Distributors, Inc.

We have audited the accompanying statement of financial condition of Turner Investment Distributors, Inc. (the "Company") as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Turner Investment Distributors, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 23, 2004

Turner Investment Distributors, Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 28,590
Commissions receivable	237,439
Central registration depository	13,747
Due from affiliates	25,990
Prepaid expenses	76,513
Introducing broker deposit	100,991
Total assets	$ 483,270
Liabilities and stockholder's equity	
Liabilities:	
Accrued expenses	$ 62,477
Due to affiliates	24,600
Total liabilities	87,077
Stockholder's equity:	
Common stock (20,000 shares authorized, 1,000 shares issued and outstanding, $1.00 par value)	1,000
Additional paid-in capital	353,590
Retained earnings	41,603
Total stockholder's equity	396,193
Total liabilities and stockholder's equity	$ 483,270

See accompanying notes.

Turner Investment Distributors, Inc.

Statement of Operations

Year ended December 31, 2003

Revenues	
Brokerage commissions	$ 5,252,434
Other	5,115
Total revenues	5,257,549
Expenses	
Administration services	1,800,000
State registrations	29,745
Continuing education	6,675
Accounting	27,000
Legal and consulting	551,140
Equipment and supplies	88,718
Dues	3,999
Other	105,302
Total expenses	2,612,579
Net income	$ 2,644,970

See accompanying notes

Turner Investment Distributors, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

	Common Stock		Additional Paid-In	Retained	
	Shares	**Amount**	**Capital**	**Earnings**	**Total**
Balance at January 1, 2003	1,000	$ 1,000	$ 353,590	$ 285,223	$ 639,813
Net income	–	–	–	2,644,970	2,644,970
Dividends paid	–	–	–	(2,888,590)	(2,888,590)
Balance at December 31, 2003	1,000	$ 1,000	$ 353,590	$ 41,603	$ 396,193

See accompanying notes.

Turner Investment Distributors, Inc.

Statement of Cash Flows

Year ended December 31, 2003

Operating activities	
Net income	$ 2,644,970
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Commissions receivable	387,375
Central registration depository	(8,989)
Prepaid expenses	(76,513)
Income taxes payable	(269,671)
Due to/from affiliates	(19,416)
Accrued expenses	42,477
Net cash provided by operating activities	2,700,233
Investing activities	
Introducing broker deposit	(777)
Net cash used in investing activities	(777)
Financing activities	
Dividends paid	(2,888,590)
Net cash used in financing activities	(2,888,590)
Net decrease in cash	(189,134)
Cash, beginning of year	217,724
Cash, end of year	$ 28,590

See accompanying notes.

Turner Investment Distributors Inc.

Notes to Financial Statements

December 31, 2003

1. Organization and Basis of Presentation

Turner Investment Distributors, Inc. (the "Company") is a limited purpose broker-dealer engaged in the distribution of mutual fund shares and limited partnership interests for multiple registered investment companies including the Turner Funds. The Company also serves as introducing broker for a portion of the Turner Funds trade order flow. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and a wholly owned subsidiary of Turner Investment Partners, Inc. ("Turner").

On February 2, 2004, Turner executed a stock purchase and sale agreement to sell the Company for its approximate book value, subject to certain adjustments. The transaction is expected to occur during March 2004.

2. Summary of Significant Accounting Policies

Revenues

Brokerage commissions are earned on a per share traded basis and recorded in the period the trade settles. During 2003, 100% of trade order flow was derived from Turner Funds where the Company acted as introducing broker. The Company executed 94% of the trade order flow under a contractual relationship with one execution broker. Pursuant to the contract, the Company maintains a $100,000 refundable deposit with the executing broker. Interest accrues on the deposit and at December 31, 2003 totals an additional $991.

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. These financial statements comply with the requirements of the Financial Operational Combined Uniform Single (FOCUS) Report. The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Credit and Market Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. Brokerage commission rates are supported by contracts, however, in the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. Income Taxes

Effective 2003, Turner elected to have the Company's income taxed under the provisions of Subchapter S of the Internal Revenue Code and corresponding sections of state revenue codes. Accordingly, the Company is not responsible for the payment of income taxes; instead, all components of income and loss pass through to Turner, the Company's sole shareholder.

4. Accrued Expenses and Other Liabilities

In connection with the Company's regulatory reporting requirements pertaining to its FOCUS report, the Company reported accrued expenses and other liabilities of $43,766. This FOCUS report amount differs from amounts accrued in this report due to the accounting for additional accrued liabilities as follows:

Accrued expenses	$ 62,477
Due to affiliates	24,600
	$ 87,077

5. Net Capital Requirements

The Company is subject to the net capital requirements of the Uniform Net capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2003, the Company had net capital of $279,943, which was $254,943 in excess of the amount required to be maintained at that date.

6. Related Party Transactions

The Company has entered into Distribution Agreements with affiliates to distribute investment products. The related entities include the Turner Funds, the Alpha Select Funds, the ACP Funds, the Knox-managed family of investment partnerships and the Clover Capital-managed family of investment partnerships.

The Company acts as record keeper and paying agent for commissions earned by sales representatives who marketed products of its affiliates. Since all commissions are fully reimbursed by the investment advisors providing the product management, no commission expense is reflected in the accompanying financial statements. The Company received $4,317 in fees for these record keeping and paying agent services during 2003. A total of $10,469 in sales commissions payable and $11,859 in sales commission reimbursement and fees receivable governed by this arrangement are included in the accompanying financial statements under Due to and Due from affiliates, respectively.

Through December 31, 2002, the Company provided services under a Shareholder Servicing Plan and Agreement to certain classes of Turner Funds. Beginning January 1, 2003, these services are provided by Turner. Accordingly, the Company did not generate revenue under this arrangement during 2003. However, during 2003 the Company collected fees under this arrangement and remitted them to Turner. Fees receivable under this arrangement, and the corresponding payable to Turner, each total $14,131 and are included in the accompanying financial statements under Due to and Due from affiliates.

The Company is party to an Administrative Services Agreement with Turner, whereby Turner provides legal, accounting and administrative services sufficient for the Company to operate without employees. The Company compensates Turner for these services, which totaled $1,800,000 for 2003.

7. Regulatory Matters

During 2003, the National Association of Securities Dealers (NASD) conducted a review of certain alternative investment marketing materials. Based on that review, the Company was assessed a charge of $100,000 which it paid to the NASD.

In May 2003, the Company received a notice from the NASD regarding possible Order Audit Trail System ("OATS") reporting violations. The Company is in the process of addressing the issues identified. Resolution of the issues identified is not expected to have a material impact on the financial statements.

Supplemental Information

Turner Investment Distributors Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2003

Computation of net capital		
Total stockholder's equity		$ 396,193
Deductions and/or charges:		
Nonallowable assets:		
Central registration depository	$ 13,747	
Prepaid expenses	76,513	
Due from affiliates	25,990	
Total deductions and/or charges		116,250
Net capital before haircuts on securities positions		–
Haircuts on securities		–
Net Capital		$ 279,943
Computation of basic net capital requirement		
Net capital requirement (minimum)		$ 25,000
Excess net capital		$ 254,943
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 271,235
Aggregate indebtedness		$ 87,077
Ratio of aggregate indebtedness to net capital		0.31 to 1

The Company amended its December 31, 2003 FOCUS Report on February 23, 2004. There are no differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's amended unaudited December 31, 2003 FOCUS filing Part IIa.

Turner Investment Distributors, Inc.

Schedule II-Computation for Determination of Reserve Requirements and Information or Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information or Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

To the Stockholder and Board of Directors of
Turner Investment Distributors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Turner Investment Distributors, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria.

Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 23, 2004